

07021477

RECEIVED

2007 MAR -5 A 9:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SERVICE ACTIONNAIRES

75, QUAI D'ORSAY
75321 PARIS CEDEX 07
☎ : 01.40.62.55.55
Fax : 01.40.62.54.65
N° vert : 0 800 16 61 79
http://www.airliquide.com
e-mail : actionnaires@airliquide.com

Mr. Elliot STAFFIN
U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop Room 36-28
100 F Street, N.E.
Washington, DC 20549

By DHL

RE: L'Air Liquide S.A. (SEC File No. 82-5224)
Rule 12g3-2(b) Exemption

SUPPL

Ladies and Gentlemen:

We make reference to Paragraph II of our letter to the Securities and Exchange Commission dated August 8, 2006.

In accordance with Subparagraph (1)(iv) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

- 3 Press releases from 4 Feb. to 20 Feb.
- 2 Euronext Paris Notices Feb. 9 and 22.

Please acknowledge receipt of the enclosed materials by date-stamping the enclosed copy of this letter and returning it in the self-addressed stamped envelope provided.

If you have any questions or require any further information in respect of the enclosed materials, please contact the undersigned at 33 1 40 62 52 63. Correspondence by fascmile may be directed to the undersigned at 33 1 40 62 54 65.

PROCESSED

MAR 0 7 2007

THOMSON FINANCIAL

Very truly yours,

L'AIR LIQUIDE S.A.

By: ______________________ Paris, February 26th, 2007
Name: Bruno de La Villarmois
Title: Responsable Service Actionnaires

Encl.

3/5


AIR LIQUIDE
information



Paris, February 20, 2007

Press Release

New investments in Portugal

Portugal has a long tradition in the **chemical industry**, presently consisting of around 850 operating companies spanning petrochemical refineries and the supply of basic products, to higher value added special chemicals. The Portuguese chemical industry has a turnover of 4,100 million euros representing **around 3,5% of national GDP** and **employing 22,500 people**. Around 90% of the chemical industry's turnover and workforce are concentrated in the regions of Porto, Lisbon, and Sines benefiting from top R&D infrastructure and large-scale supply capacity and transport for liquid and bulk exports.

Within this context, **Air Liquide has achieved another commercial success with the renewal and expansion of its agreements with The Dow Chemical Company (Dow) and CUF in Estarreja,** 50 km south of Porto, **for a period of 15 years.** All three industrial partners will invest a total of **230 million euros** to expand their operations in Estarreja.

Air Liquide has undertaken to deliver around 4,000 Nm^3/hour of **carbon monoxide** and 15,000 Nm^3/hour of **hydrogen** from a new unit dedicated to serving Dow's MDI and CUF's aniline production needs respectively. Aniline, among other applications, serves as feedstock for the production of MDI, a material used for the manufacture of rigid foams, coatings, adhesives, etc.

"This investment is another example of Dow's commitment to the MDI industry, our customers and Portugal. In addition, the new agreement with Air Liquide and CUF further strengthens our relationship as we continue to invest in the Estarreja facility," stated **Steven English**, business director for **Dow Isocyanates**.

"This agreement is a win for companies that have successfully worked together over a period of years and contributes to the growth of the national petrochemical industry. It is why the CUF Group welcomes the signing of this agreement with Air Liquide and Dow" declared **João de Mello**, President of **CUF Portugal**.

Klaus Schmieder, Senior executive Vice-President of the Air Liquide Group, stated: ***"These successes in Portugal illustrate our teams' ability to build long-term relationships based on proximity with our customers and our capacity to provide technological solutions. These new investments are further proof of the Group's commitment to pursue its growth strategy in this dynamic business sector in Europe".***

Dow began its operations in Estarreja in 1978, where it produces MDI and polyester foam for thermal insulation. Dow Portugal has over 100 employees and a turnover in excess of 130 million euros in 2006.

***CUF** is a major chemical Portuguese group with more than 1,000 employees in several industrial basins in Portugal, Spain and Morocco, producing aniline, chlorine and other chemical products in Estarreja.*

***Air Liquide Portugal** has 310 employees, serves more than 30,000 customers in the Industrial and Healthcare sectors and had a turnover of over 100 million euros in 2006. Present in Portugal since 1923, Air Liquide Portugal started its activity in Estarreja in 1989.*

****

*Present in 72 countries, **Air Liquide** is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has more than 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled 10,949 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Corporate Communication
Dominique Maire ☎ **+ 33 (0)1 40 62 53 56**
Corinne Estrade-Bordry ☎ **+ 33 (0)1 40 62 51 31**
www.airliquide.com

FILE NO. 82-5224


AIR LIQUIDE
AL

information

Paris, 15 February 2007

Press Release

South America: A new commercial success in steel

Air Liquide is pleased to announce **a major commercial success in the growing Brazilian steel market**. An international partnership consisting of Air Liquide Brazil; White Martins, a wholly owned subsidiary of Praxair Inc; and ThyssenKrupp MinEnergy, a wholly owned subsidiary of the ThyssenKrupp group, has signed a twenty-year agreement to supply industrial gases to **ThyssenKrupp CSA Companhia Siderúgica**, which is a joint venture between the German ThyssenKrupp Steel AG and Companhia Vale do Rio Doce of Brazil.

The **mining and metals industry in Brazil** has been undergoing **an important transformation** over the past several years. Increasing quantities of iron ore from its high quality deposits are being converted locally into steel **to serve growing international markets**. Steel manufacturing uses **large quantities of industrial gases** such as oxygen, nitrogen and argon to increase efficiency and product quality.

ThyssenKrupp CSA plans to construct a new integrated steel mill 60 kms south of Rio de Janeiro, which will begin operations in early 2009. It is expected to produce five million tonnes of steel slabs each year.

To meet the customer's needs, **Air Liquide Brazil will build and operate air separation units** owned by Air Liquide and White Martins to supply the steel mill with the industrial gases, primarily oxygen. The units will also supply blast furnace air and compressed dry air to the steel complex. The investment will be shared by members of the partnership and will have a **production capacity of 3,000 tonnes per day of oxygen.**

Pierre Dufour, Executive Vice-President, and member of Air Liquide's Executive Committee, stated: ***"We are happy to accompany ThyssenKrupp in this major new project which is a state of the art solution helping our customer to improve his efficiency. This important success reinforces our position in South America, demonstrating the dynamism and efficiency of our teams and the quality of the relations we forge with our customers, in particular, in the field of steel and metals manufacturing, throughout the world."***

*Founded in 1945, **Air Liquide Brazil** employs over 700 people, and serves its customers from 25 manufacturing facilities across the country. Air Liquide Brazil's business covers customers in steel manufacturing, chemicals and petrochemicals in major industrial basins, as well as various processing industries (metal, glass, food, laboratories, etc.) and health, both in hospitals and in patients' homes.*

****

*Present in 72 countries, **Air Liquide** is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has more than 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled 10,949 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Corporate Communication
Dominique Maire ***+ 33 (0)1 40 62 53 56***
Corinne Estrade-Bordry ***+ 33 (0)1 40 62 51 31***

www.airliquide.com



information

Paris, February 13, 2007

Press Release

Innovation: Air Liquide turns trash into energy with BIOGAZ by MEDAL

Organic waste buried in landfills degrades into biogases, which comprise methane, the major constituent of natural gas. When released in the atmosphere, **methane contributes to the greenhouse effect**.

Air Liquide launches an innovation: with **BIOGAZ** from **MEDAL**, the membrane division of Air Liquide Advanced Technologies U.S. LLC, **methane gas naturally released from landfills can now be captured and recycled into pipeline quality energy.**

In the summer of 2006, a BIOGAZ system was installed at a new landfill methane recovery project near Johnstown, Pennsylvania. Said **Harry Crouse,** Chairman of Keystone Renewable Energy, LLC: ***"We are so pleased with the performance of the BIOGAZ system that we have already ordered two more units for projects in Western Pennsylvania. MEDAL's BIOGAZ technology has given us a way to capture and recycle energy in an economical and environmentally friendly way that would have otherwise gone to waste or been burned in the landfill's flare."*** The additional Keystone installations are scheduled for completion late in the summer of 2007.

Each BIOGAZ system is capable of removing and reprocessing **40,000-160,000 m^3 of landfill gases per day**. The ultimate benefit of the BIOGAZ system is that **it captures a previously wasted energy stream and recycles it into high quality energy** while contributing to reduce harmful greenhouse gases from landfills. The recycled methane can then be delivered directly into the pipeline grid.

Air Liquide Group Executive Vice-President **Pierre Dufour** stated: ***"The BIOGAZ system developed by our teams in the United States is not only a valuable offering for customers, but also meets a fundamental need to use technology to benefit the environment. This patented innovation is also an example of Air Liquide's ability to develop solution-oriented innovations consistent with the Group's commitment to sustainable development."***

Air Liquide's R&D and Advanced Technologies activities are carried out through a network of 1,400 employees from 25 different countries, located in 18 centers in Europe, North America and Japan. MEDAL is a division of Air Liquide Advanced Technologies U.S. LLC at the forefront of membrane technology for a host of industrial and environmental applications.

****

*Present in 72 countries, **Air Liquide** is a world leader in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has more than 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Revenues in 2006 totalled 10,949 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Air Liquide USA LLC Corporate Communications
Diane Labelle ☎ ***(1) 713-624-8082***
Michael Rosen ☎ ***(1) 713-624-8023***

Group Corporate Communications
Dominique Maire ☎ ***(33)(0)1 40 62 53 56***
Corinne Estrade ☎ ***(33) (0)1 40 62 51 31***

www.airliquide.com

FILE NO. 82-5224



Paris, 8 February 2007

Press Release

Air Liquide - the technology partner for France's first industrial CO_2 capture project

International experts now herald **CO_2 capture and geological storage** as promising ways for preserving the environment and contributing to combating climate change. These processes consist of capturing industrial emissions of CO_2 and burying them in the deep layers of the Earth, thereby reproducing what nature has been doing for millions of years in natural CO_2 pools.

Air Liquide has just entered into a technology partnership with Total Group to supply new oxycombustion technologies for the first pilot CO_2 capture and storage installation in France in the Lacq industrial basin in South-Western France.

New combustion technologies are used to replace the air (roughly consisting of 78% nitrogen and 21% oxygen) by **oxygen**. **Using oxygen** for fossil fuel-based energy production technologies, leads to high concentrations of CO_2 in the flue gases, making it economically viable to capture, transport and store CO_2 in the sub-soil. Air Liquide has developed **highly specialised expertise** in this field, with over **800 combustion patents to its credit**.

Under the agreement, Total will inject up to 150,000 tonnes of CO_2 over two years into a former natural gas pool near Lacq at a depth of 4,500 metres. The first CO_2 injections will be made in November 2008.

Air Liquide is already involved in several other CO_2 storage research projects, notably in Poland, the United States, and Canada.

François Darchis, Air Liquide Executive Committee member, stated: ***"Electricity production is currently responsible for about 30% of the world's CO_2 emissions. Reducing gas emissions with capture and storage processes requires the introduction of new technologies such as oxycombustion. This first pilot project in France is further illustration of our capacity to develop innovative technologies and offer more environmentally-friendly industrial solutions. Today Air Liquide spends over 50% of its R&D budget on sustainable development projects."***

****

*Present in 72 countries, **Air Liquide** is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has more than 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled 10,949 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Corporate Communication

Dominique Maire ☎ ***+ 33 (0)1 40 62 53 56***

Corinne Estrade-Bordry ☎ ***+ 33 (0)1 40 62 51 31***

www.airliquide.com

FILE NO. 82-5224

Euronext Notice



CORPORATE EVENT NOTICE >> Augmentation du nombre d'actions en circulation

L'AIR LIQUIDE

Place	Paris	Date	20/02/2007
N° Avis	PAR_20070220_6496_EUR	Marché	Eurolist by Euronext

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 17072 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions anciennes, seront admises sur Eurolist by Euronext à partir du 22/02/2007.

Ancien nombre de titres en circulation:	121277166
Nombre de titres à admettre:	17072
Nouveau nombre de titres en circulation:	121294238
Origine:	levées d'options de souscription

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE >> Increase of the number of outstanding shares

L'AIR LIQUIDE

Location	Paris	Date	20/02/2007
Notice	PAR_20070220_6496_EUR	Market	Eurolist by Euronext

Increase of the number of outstanding shares

FILE NO. 82-5224

17072 new shares issued by L'AIR LIQUIDE, immediately assimilated with the existing shares, will be listed on the market Eurolist by Euronext as of 22/02/2007:

Old number of outstanding shares:	121277166
Number of shares to be listed:	17072
New number of outstanding shares:	121294238
	exercise of susbscription options

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

****

Euronext Notice



CORPORATE EVENT NOTICE >> Augmentation du nombre d'actions en circulation

L'AIR LIQUIDE

Place	Paris	Date	07/02/2007
N° Avis	PAR_20070207_6327_EUR	Marché	Eurolist by Euronext

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 75905 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions anciennes, seront admises sur Eurolist by Euronext à partir du 09/02/2007.

Ancien nombre de titres en circulation:	121201261
Nombre de titres à admettre:	75905
Nouveau nombre de titres en circulation:	121277166
Origine:	Levées d'options de souscription

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE >> Increase of the number of outstanding shares

L'AIR LIQUIDE

Location	Paris	Date	07/02/2007
Notice	PAR_20070207_6327_EUR	Market	Eurolist by Euronext

Increase of the number of outstanding shares

75905 new shares issued by L'AIR LIQUIDE, immediately assimilated with the existing shares, will be listed on the market Eurolist by Euronext as of 09/02/2007:

Old number of outstanding shares:	121201261
Number of shares to be listed:	75905
New number of outstanding shares:	121277166
Reason:	Exercise of subscription options

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

****

END